924284

P.E. 1/25/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

02013871

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 25, 2002

Euro Disney S.C.A.
(Translation of Registrant's Name Into English)

Republic of France
(Jurisdiction of incorporation or organization)

Immeubles Administratifs
Route Nationale 34
77700 Chessy
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ______ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- ______.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2002

Euro Disney S.C.A.

By its Gérant, Euro Disney S.A.

By : /S/____________________

Dominique Le Bourhis

Vice President and Treasurer

EURO DISNEY S.C.A.

Marne la Vallée, January 24, 2002

Euro Disney SCA
Consolidated Fiscal Year 2002
First Quarter Revenues Improve 1.8%

Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today its unaudited revenues for the first quarter of fiscal year 2002, which ended December 31, 2001.

Operating revenues for the three months ended December 31, 2001 amounted to € 225.8 million compared to € 221.7 million for the corresponding period of the prior year, an improvement of 1.8%.

Theme Park, Hotels and Disney Village revenues improved moderately resulting from slightly lower hotel occupancy offset by higher average guest spending at both the Hotels and the Theme Park. Theme Park attendance remained stable. Real estate development activities improved € 1.3 million over the prior year corresponding period.

Note: French franc amounts have been converted into euros using the official exchange rate of FF 6.55957 per €.

Corporate Communication
Caroline Raulet
Tel : +331 64 74 59 50
Fax : +331 64 74 59 69
e-mail: caroline.raulet@disney.com

Investor Relations
Sandra Picard
Tel : +331 64 74 58 55
Fax : +331 64 74 56 36
e-mail: sandra.picard@disney.com

Next Scheduled Release: First-Half results in April 2002

Additional Financial Information can be found on the internet at www.eurodisney.com

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: the Disneyland Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Company's operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land. A second theme park, the Walt Disney Studios, is currently under construction adjacent to the existing theme park and is scheduled to open on March 16, 2002.

Euro Disney S.C.A. opérateur de Disneyland® Paris

Euro Disney S.C.A. is the operating company of Disneyland® Paris

Euro Disney S.C.A.
Société en Commandite par Actions
au capital de 804.757.073 Euros
Siren 334173887 RCS Meaux